UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   McAleer, Robert T.

   Southeast Research Partners, Inc.
   2101 Corporate Blvd., Suite 402
   Boca Raton, Florida  33431
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   June 4, 1998
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   GKN Holding Corp.
   (NMS "GKNS")
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $.0001 per share   |40,960(1)             |D               |--                                             |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Convertible Series A Pre|3/13/97  |3/13/02  |Common Stock, par value|49,152   |(2)       |D            |--                         |
ferred Stock, par value |         |         | $.0001 per share      |         |          |             |                           |
$.10 per share          |         |         |                       |         |          |             |                           |
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
Explanation of Responses:
(1) Does not include 49,152 shares of Common Stock of GKN Holding Corp. ("Common Stock") beneficially owned by the Reporting Person, which shares are issuable upon currently convertible 307,200 Series A Preferred Stock of GKN Holding Corp. owned by the Reporting Person. See Table II above and Footnote (2) below.
(2) The 307,200 shares of Series A Preferred Stock owned by the Reporting Person are currently convertible into shares of Common Stock at the rate of 0.16 shares of Common Stock for each share of Series A Preferred Stock, or an aggregate of 49,152 shares of Common Stock, subject to adjustment in certain circumstances, including reclassification, combination, subdivisions, consolidations, stock dividends, stock or asset sales, and merger transactions.
SIGNATURE OF REPORTING PERSON
   /s/      Robert T. McAleer
DATE
June 4, 1998